UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)


ProQuest Co

(Name of Issuer)

Common Stock

(Title of Class of Securities)


74346P102

(CUSIP Number)


May 1, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[XX]	Rule 13d-1(b)

[   ]	Rule 13d-1(c)

[   ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.







1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Stadium Capital Management, LLC


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)	XX

(b)	______


3.	SEC Use Only



4.	Citizenship or Place of Organization  	Delaware

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person
With:
5.	Sole Voting Power		-0-


6.	Shared Voting Power		2,326,310


7.	Sole Dispositive Power		-0-

8.	Shared Dispositive Power	2,326,310

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See
Instructions)	______


11.	Percent of Class Represented by Amount in Row (9)	7.8%


12.	Type of Reporting Person (See Instructions)


OO, IA
________
________





1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Alexander M. Seaver


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)	XX

(b)	______


3.	SEC Use Only



4.	Citizenship or Place of Organization  	United States

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person
With:
5.	Sole Voting Power		-0-


6.	Shared Voting Power		2,326,310


7.	Sole Dispositive Power		-0-

8.	Shared Dispositive Power	2,326,310

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See
Instructions)	______


11.	Percent of Class Represented by Amount in Row (9)	7.8%


12.	Type of Reporting Person (See Instructions)


IN
________
________





1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Bradley R. Kent


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)	XX

(b)	______


3.	SEC Use Only



4.	Citizenship or Place of Organization  	United States

Number of
Shares
Beneficiall
y
Owned by
Each
Reporting
Person
With:
5.	Sole Voting Power		-0-


6.	Shared Voting Power		2,326,310


7.	Sole Dispositive Power		-0-

8.	Shared Dispositive Power	2,326,310

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person	2,326,310


10.	Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See
Instructions)	______


11.	Percent of Class Represented by Amount in Row (9)	7.8%


12.	Type of Reporting Person (See Instructions)


IN
________
________



Item 1.

(a)	Name of Issuer

ProQuest Co


(b)	Address of Issuer's Principal Executive Offices

777 Eisenhower Parkway, Ann Arbor, MI  48106-1346


Item 2.

(a)	The names of the persons filing this statement are:

Stadium Capital Management, LLC ("SCM"), Alexander M.
Seaver ("Seaver"), Bradley R. Kent ("Kent")
(collectively, the "Filers").

(b)	The principal business office of the Filers is located
at:

19785 Village Office Court, Suite 101, Bend, OR  97702

(c)	For citizenship of Filers, see Item 4 of the cover
sheet for each Filer.

(d)	This statement relates to shares of common stock of
the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is:  74346P102


Item 3.	If this statement is filed pursuant to rule 240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)[]Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)[ ]Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)[ ]Insurance co as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)[ ]Investment co registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)[XX]	An investment adviser in accordance with section
240.13d-1(b)(1)(ii)(E).

(f)[]An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g)[ ]A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G)

(h)[ ]	A savings association as defined in section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)[ ]	A church plan that is excluded from the definition of an
 investment company under section 3(c)(14) of the Investment
 Company Act of 1940 (15 U.S.C. 80a-3).

(j)[ ]	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


Item 4.	Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the
beneficial owner of more than five percent of the class of
securities, check the following    [     ].

Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

SCM is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. Seaver and Kent are the Managing Members of SCM.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the
Group.

See Item 2(a) of this Schedule.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	May ___, 2006

STADIUM CAPITAL MANAGEMENT, LLC


By:
	Bradley R. Kent, Manager




Alexander M. Seaver


Bradley R. Kent



CJR\9000\001\1336631.01
CUSIP No. 74346P102

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